FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Gold Inc.

4120 Yonge Street, Suite 304

Toronto, Ontario

M2P 2B8

2. Date of Material Change

January 17, 2025.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Canada Newswire on January 17, 2025.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Arnold T. Kondrat (Executive Chairman of the Board) - (416) 366-7300.

9. Date of Report

January 27, 2025.

Schedule “A”

Press Release

Loncor Gold Reports Encouraging Drilling Results Along Structural Trend from Adumbi

● Results include 6.30 metres grading 5.53 g/t Au, 5.05 metres grading 5.28 g/t Au,

1.58 metre grading 12.26 g/t Au and 1.18 metre grading 69.7 g/t Au

Toronto, Canada - January 17, 2025 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO5") is pleased to announce encouraging drilling results from a scout drilling program along trend from the Company's 3.66 million ounce Adumbi deposit where an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t Au), and an inferred mineral resource of 1.78 million ounces of gold (20.83 million tonnes grading 2.65 g/t Au) have already been delineated within a USD1,600/oz open pit shell.

Scout drilling using a man-portable core rig has been completed on three exploration targets (Museveni, Esio Wapi, Mungo Iko), eight to twelve kilometres to the southeast of the Adumbi deposit and close to a major, primary transcrustal structure between older Archean metavolcanic/banded ironstone terrain and younger Archean, predominantly metasediments (see Figure 1 below).  Assay results have been received from nine core holes totalling 2,112.94 metres with hole depths varying from 160.36 to 319.66 metres (see Table 1 and Figure 2 below), with significant assays summarised below.

Table 1

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au	Prospect
LIDD003	118.62	119.80	1.18	69.7	Museveni
LIDD003	205.85	206.70	0.85	22.9	Museveni

LIDD004	210.00	211.58	1.58	12.26	Museveni

LIDD006	72.25	75.00	2.75	1.90	Mungo Iko

LIDD007	145.60	152.20	6.60	0.70	Esio Wapi

LIDD008	121.95	127.00	5.05	5.28	Mungo Iko
LIDD008	131.65	135.75	4.10	2.18	Mungo Iko
LIDD008	173.70	180.00	6.30	5.53	Mungo Iko

LIDD009	75.25	76.45	1.20	3.96	Esio Wapi

Notes to Table 1:

1.  It is estimated that the true widths of the mineralised sections for the intersected widths varies from 41.52% to 75.31% in the above table.  Regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole and all the core was orientated.  All intercepted grades are uncut.

2.  Core hole LIDD003 was announced previously.

The gold intercepts in holes LIDD003 and LIDD004 were found in quartz veins associated with disseminated pyrite, arsenopyrite and pyrrhotite in silicified quartz carbonate schist lithologies.  The multiple intersections in boreholes LIDD008 and LIDD009 were found in basalts and quartz carbonated schists with pyrite and arsenopyrite close to the major, interpreted transcrustal structure.

Infill soil sampling and detailed geological mapping was also undertaken to better define the prospects in Imbo East.

At the Adumbi project, deep drilling operations below the open pit have been hampered by a number of logistical problems including breakdowns.  Steps are being taken to increase metreage rates. Drilling has now restarted after the Christmas break.

Loncor's Chief Executive Officer, John Barker, commented: "We remain encouraged by the presence of significant drilling results from Imbo East, an area over 8km from Adumbi.  The wide spaced, scout drilling occurred on a small section of a 16km structure that lies within our permit, ground that has historically hosted numerous gold-bearing occurrences, including Adumbi.  While our focus remains firmly on increasing resources at Adumbi, the recent drilling at Imbo East presents another interesting area for further potential exploration."

Quality Control and Quality Assurance

Drill cores for assaying were taken at a maximum of one-metre intervals and were cut with a diamond saw, with one-half of the core placed in sealed bags by Company geologists and sent to the Company's on-site sample preparation facility.  The core samples were then crushed down to 80% passing minus 2 mm and split with one half of the sample up to 1.5 kg pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then sent to the SGS Laboratory in Mwanza, Tanzania (independent of the Company).  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, check assays were also carried out by the screen fire assay method to verify high-grade sample assays obtained initially by fire assay.  As part of the Company's QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SGS Laboratory.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Figure 1- Imbo Concession Geology with Deposits and Prospects

Figure 2 - Scout Drilling Locations and Mineralised Intercepts

Technical Report

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding scout drilling results from Imbo East, increasing mineral resources at the Company's Adumbi deposit, mineral resource estimates, potential mineralization, future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that drilling programs will be delayed, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated April 1, 2024 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521

Arnold Kondrat, Executive Chairman, +1 416 366 7300

Peter Cowley, President, +44 790454 0856